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APR 26 2012

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UI
SECURITIES AN 12061488
Washington, D.C. 20549

* AB 4/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bonds.com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 8th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ryan 212-946 3997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/30

OATH OR AFFIRMATION

I, George O'Krepkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonds.com, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

PRESIDENT

Title

Notary Public

DIANE RUBIN
Notary Public, State of New York
No. 01RU4935889
Qualified in Queens County
Commission Expires August 1, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

BONDS.COM, INC.

(a wholly owned subsidiary of Bonds.com Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

BONDS.COM, INC.
(a wholly owned subsidiary of Bonds.com Holdings, Inc.)

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Executive Management
Bonds.com, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bonds.com, Inc. (the "Company") as of December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
April 25, 2012

BONDS.COM, INC.
(a wholly owned subsidiary of Bonds.com Holdings, Inc.)

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 4,210
Receivable from clearing broker	5,904,030
Prepaid expenses and other assets	1,367
Total assets	$ 5,909,607
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued expenses	$ 8,120
Due to Parent	1,749,074
Total liabilities	1,757,194
Commitments and contingencies	
Stockholders' equity:	
Common stock $0.01 par value; 1,000 authorized, issued and outstanding shares	10
Additional paid-in capital	15,778,374
Accumulated deficit	(11,625,971)
Total stockholders' equity	4,152,413
Total liabilities and stockholders' equity	$ 5,909,607

See notes to statement of financial condition

BONDS.COM, INC.
(a wholly owned subsidiary of Bonds.com Holdings, Inc.)

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - DESCRIPTION OF BUSINESS

Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Bonds.com Holdings, Inc. Bonds.com Holdings, Inc. is 100% owned by Bonds.com Group, Inc. Bonds.com Holdings, Inc. and Bonds.com Group, Inc. are collectively known as the Parent.

The Company offers corporate bonds through its proprietary trading platform via its www.bondspro.com website and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Cash and cash equivalents:

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less, to be cash equivalents.

[3] Revenue:

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing firm. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

[4] Income taxes:

The Company is included in the federal and state income tax returns filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

Deferred income tax assets and liabilities are recognized for the tax consequences of net operating losses ("NOLs") carried forward and temporary differences based on the difference between the financial statement and tax basis of existing assets and liabilities using the tax rates expected in the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Income taxes: (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. As of December 31, 2011, the Company did not have a liability for any uncertain tax positions.

The Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2008.

[5] Share-based compensation:

The Parent accounts for its share-based awards associated with share-based compensation arrangements with employees and directors at fair value. Share-based awards granted by the Parent are recorded as compensation. These share-based awards are measured based on the fair value of the equity instrument at the date of grants and are expensed over the vesting period using the Black-Scholes option-pricing model.

NOTE C - CLEARING BROKER

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits, credit balances, net of debit balance and commissions payable. In the event of a financial institution's insolvency, recovery of assets may be limited.

NOTE D - INCOME TAXES

At December 31, 2011, the Company had net operating loss carry forwards for income tax purposes of approximately $8,948,000, which will expire from 2019 through 2031 and are available to offset future federal, state and local taxable income. At December 31, 2011, the Company had a deferred tax asset of approximately $5,108,000 which principally comprises of the net operating loss carry forwards and also includes severance and share-based compensation expense. The Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. During 2011, there was an increase in the deferred tax asset and the valuation allowance of approximately $1,908,000.

Section 382 of the Internal Revenue Code ("Section 382") imposes a limitation on a corporation's ability to utilize NOLs if it experiences an "ownership change". In general, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event that an ownership change occurred, utilization of the Company's NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt interest rate. Any unused annual limitation may be carried over to later years, and the amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change. The Company's net operating loss may be subject to limitation under Section 382 due to various issuances of shares by Bonds.com Group, Inc., its ultimate parent.

NOTE E - RELATED PARTY TRANSACTIONS

The Company operates under an expense-sharing agreement (the "ESA") with its Parent. The agreement requires the Parent to make its personnel and facilities available to the Company to the extent necessary for the Company to provide its broker-dealer services. The Company shares office facilities, staff and office equipment with its Parent.

At December 31, 2011, the Company owed $1,749,074 to the Parent principally related to the expenses incurred by the Parent on its behalf.

NOTE F - STOCKHOLDERS' EQUITY

The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $0.01 par value.

NOTE G - PRIOR-PERIOD ADJUSTMENTS

In prior periods, the Company had not recorded share-based compensation allocated from the Parent. This occurred for the years ended December 31, 2007 through 2010. In addition, the Company had not recorded cash severance expenses for its employees. Under U.S. generally accepted accounting principles these amounts should have been recorded in the prior period. Accordingly, the Company recorded an adjustment to opening paid-in capital and accumulated deficit for $1,321,490 and $2,304,870, respectively.

NOTE H - SHARE-BASED COMPENSATION

The Company is a participant in the 2006 Equity Plan (the "2006 Plan") and 2011 Equity Plan (the "2011 Equity Plan') of the Parent, which are effective for 10 years. The 2006 Plan and 2011 Plan provides for a total of 13,133,825 and 72,850,000, shares respectively, to be allocated and reserved for the purposes of offering non-statutory stock options in the Parent to employees and consultants and incentive stock options to employees of the Parent and its subsidiaries. Collectively, the 2006 Plan and the 2011 Equity Plan are referred to as the "Plans". If any option expires, terminates or is terminated or canceled for any reason prior to exercise in full, the shares subject to the unexercised portion shall be available for future options granted under the Plans. Options become exercisable over various vesting periods depending on the nature of the grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans).

The exercise price of both incentive and non-statutory options may not be less than 100% of the fair market value of the common stock on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% shareholder shall not be less than 110% of the fair market value of the Parent's common stock. As of December 31, 2011, the Parent had 8,966,440 options available to grant under the 2011 Equity Plan and 2,175,287 available to grant under the 2006 Plan.

NOTE H - SHARE-BASED COMPENSATION (CONTINUED)

Stock option activity related to options granted to employees under the Plans and related information for the year ended December 31, 2011 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	10,958,538	$ 0.36		
Granted during 2011	71,953,560	0.07		
Forfeited or expired during 2011	(8,070,000)	0.08		
Exercised during 2011				
Outstanding at December 31, 2011	74,842,098	$ 0.12	7.62	
Vested or expected to vest	74,842,098	$ 0.12	7.62	
Options exercisable, December 31, 2011	33,893,616	$ 0.12	6.81	

Stock option activity related to options granted outside the Plans to both employees and non-employees and related information for the year ended December 31, 2011 is provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	9,500,000	$ 0.38	8.39	
Granted during 2011	49,465,534	0.08		
Forfeited or expired during 2011				
Exercised during 2011				
Outstanding at December 31, 2011	58,965,534	$ 0.11	6.40	
Vested or expected to vest	58,965,534	$ 0.11	6.40	
Options exercisable, December 31, 2011	46,582,201	$ 0.14	6.42	

The Company granted an aggregate of 58,965,534 options outside the Plans of which 9,500,000 was granted to non-employees.

NOTE H - SHARE-BASED COMPENSATION (CONTINUED)

The weighted-average grant date fair value of options granted during the year ended December 31, 2011 was $0.03 per share. The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2011
Dividend yield	
Expected volatility	66.00% - 168.16%
Risk-free interest rate	1.04% - 2.10%
Expected life (in years)	4 - 5

The weighted-average expected life for the options granted in 2011 of 4.85 years reflects the alternative simplified method permitted by authoritative guidance, which defines the expected life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. Expected volatility for the 2011 option grants is based on historical volatility over the same number of years as the expected life, prior to the option grant date.

As of December 31, 2011, there was approximately $1,200,000 of unrecognized compensation cost related to options issued that will be recorded on the Parent. The Company's share of this amount will be approximately $457,000, in accordance with terms of the ESA. This amount is expected to be recognized over the remaining estimated life of the options, which on a weighted-average basis is approximately 3.12 years.

The total intrinsic value of options exercised during the year ended December 31, 2011 amounted to zero. Tax benefits related to option exercises were not deemed to be realized as net operating loss carryforwards are available to offset taxable income computed without giving effect to the deductions related to option exercises.

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option-pricing model, amortizing the value calculated over the vesting period and applying a zero forfeiture percentage as estimated by the Parent's management, using historical information. The Parent recognizes compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award which is anywhere between 0-4 years.

NOTE I - SEVERANCE

For the year ended December 31, 2011, the Parent recorded severance for certain employees representing the net present value of the amounts due to these employees based on the terms of their severance agreements. At December 31, 2011, the liability for severance expenses on the Parent's books amounted to approximately $1,603,000. Approximately $1,100,000 is recorded by the Company and included in due to Parent.

NOTE J - CREDIT RISK

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2011, the Company had net capital of $4,151,046, which was $4,033,900 in excess of its required net capital of $117,146.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE L - CO-EMPLOYMENT AGREEMENT

The Parent has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Parent's and the Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Parent's and Company's employees. In exchange, the Co-employer receives an administrative fee. Payroll and related benefits are then allocated or charged to the Company as described in Note E.

NOTE M - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

In 2007, the Parent adopted the ADP TotalSource Retirement Savings Plan covering voluntary contribution by employees of the Parent into its 401(k) plan and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees who have been with the Parent for more than three months.

The Parent is obligated under Sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Parent's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Parent.

NOTE N - COMMITMENTS AND CONTINGENCIES

[1] Regulatory compliance:

The Company was examined by FINRA for the period September 2008 through June 2010. In June 2011, FINRA issued its Examination Report that identified some exceptions. Two of these exceptions were referred to FINRA Enforcement for further review. They are: i) violations emanating from the expense-sharing agreement that the Company had with its Parent, and related net capital issues; and, ii) objections to a revenue-sharing agreement with another broker-dealer that raises mark-up issues. As of the date of this report, the Company is continuing to respond to requests from FINRA Enforcement. The outcome of this matter is currently unknown and, therefore, there has been no accrual for any related liability pertaining to this matter at December 31, 2011.

The Company is currently undergoing an examination by FINRA for 2011 which, as of the date of this report, is ongoing.

[2] Contingencies:

The Parent, a publicly traded holding company, is involved in various actual and threatened lawsuits arising in the ordinary course of business, some of which could include the Company in the future and may involve claims for substantial amounts. The Company provides for accruals for these matters to the extent losses are deemed probable and reasonably estimable. The outcome of litigation is subject to numerous uncertainties. The ultimate resolution of these matters could be material to the Company's future results of operations, financial condition and liquidity. The outcome of this matter is currently unknown and, therefore, there has been no accrual for any related liability pertaining to this matter at December 31, 2011.